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SI 18000658

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nikoh Securities Corporation
(NKA - First Sovereign Securities)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Skokie Boulevard, Suite 520
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Hokin 224-269-0009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 23 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QA

QMC 5/30/18

OATH OR AFFIRMATION

I, Gary Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nikoh Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
ANGELENA J OLIVER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/22/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIKOH SECURITIES CORPORATION
DECEMBER 31, 2017

Table of Contents

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2017

NIKOH SECURITIES CORPORATION

FINANCIAL STATEMENTS AND ACCOMPANYING
SUPPLEMENTAL INFORMATION

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nikoh Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation as of December 31, 2017, the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nikoh Securities Corporation's management. Our responsibility is to express an opinion on Nikoh Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nikoh Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Nikoh Securities Corporation's financial statements. The supplemental information is the responsibility of Nikoh Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nikoh Securities Corporation's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2018

NIKOH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	10,280
Accounts Receivable		383
Prepaid Expense		2,500
Total Assets	$	13,163
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilites:		
Accounts Payable	$	4,230
Total Current Liabilities		4,230
Stockholders' Equity		
Common stock - no par value, 1000 shares authorized, 100 shares issued and outstanding		100
Paid in Capital		72,084
Retained earnings		(49,953)
Distributions		(7,502)
Net Income(Loss)		(5,796)
Total Stockholders' Equity		8,933
Total Liabilities and Stockholders' Equity	$	13,163

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Income(Loss)
For the year ended December 31, 2017

REVENUE		
Commission & Concession	$	9,940
Section 529 Plan Income		28
Interest Income		1
Total Revenue		9,969
OPERATING EXPENSES		
Professional Fees		11,915
Office Expense		62
Delivery Expenses		48
Insurance		992
Licenses & Permits		2,158
Penalties		300
Franchise Tax		250
Replacement Tax		40
Total Operating Expenses		15,765
NET INCOME(LOSS)	$	(5,796)

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2017

	Capital Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2017	$ 100	$ 72,084	$ (49,953)	$ 22,231
Net Income (Loss)			(5,796)	(5,796)
Dividends Paid			(7,502)	(7,502)
Ending balance December 31, 2017	$ 100	$ 72,084	$ (63,251)	$ 8,933

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Changes in Financial Condition
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (5,796)
Adjustments to reconcile net income to net cash (used) by operating activities:		
(Increase) decrease in:		
Accounts Receivable	$ 77	
Increase (decrease) in:		
Accounts payable	4,227	
Total adjustments		4,304
Net cash (used in) operating activities		(1,492)
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends Paid		(7,502)
Net cash (used in) financing activities		(7,502)
(Decrease) in cash		(8,994)
Cash - beginning of year		19,274
Cash - end of period		$ 10,280
Cash paid during the year for interest		$ -
Income tax payments		$ -

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION
Notes To Financial Statements
December 31, 2017

Note 1: Summary of Accounting Policies

Accounting principles followed by Nikoh Securities Corporation ("Company") and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Illinois effective June 23, 1995. The Company has adopted a calendar year. Effective December 22, 2017, FINRA approved the transfer of ownership of the Company pending final execution by both parties.

Description of Business

The Company, located in Northbrook, Illinois is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. As per the membership agreement with FINRA, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(1).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition and Concentrations

The Company recognizes commission revenue from 401k Custodians and recordkeeper when earned, in accordance with applicable agreements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NIKOH SECURITIES CORPORATION
Notes To Financial Statements
December 31, 2017

Note 2: <u>**Net Capital Requirements**</u>

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 the company had net capital and net capital requirements of approximately $6,050 and $5,000 respectively which was $1,050 excess net capital. The Company's aggregate indebtedness to net capital was 69.92%.

There was no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers' corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

Note 3: <u>**Income Taxes**</u>

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. However, accruals are made for the state of Illinois income tax liability and is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company's shareholders. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for tax years 2014, 2015, 2016 and 2017 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 4: <u>**Other Commitments and Contingencies**</u>

As of the audit date there are no contingencies or guarantees of debt.

Note 5: <u>**Subsequent Events**</u>

These financial statements were approved by management and available for issuance on February 21, 2018. Subsequent events have been evaluated through this date.

NIKOH SECURITIES CORPORATION

Schedule of Net Capital
For the year ended December 31, 2017

	Focus 12/31/17		Audit 12/31/17		Change	
Stockholder's equity, December 31, 2017	$	8,933	$	8,933	$	-
Subtract - Non allowable assets:						
Other asset		(2,883)		(2,883)		-
Tentative net capital	$	6,050	$	6,050		-
Haircuts:	-		-			
NET CAPITAL	$	6,050	$	6,050	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	1,050	$	1,050	$	-
Aggregate indebtedness	$	4,230	$	4,230	$	-
Ratio of aggregate indebtedness to net capital		69.92%		69.92%		

Note:
There was no difference noted relating to net capital between the Focus and the Financial Statements.

NIKOH SECURITIES CORPORATION
December 31, 2017

Schedule of
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3

Schedule of
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control.

On October 1, 2012, the Company terminated its clearing relationship and continued to operate under (k)(1) exemptive provision of SEC Rule 15c3-3. The Company has not yet amended its membership agreement with FINRA to reflect this change.

Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste 303
Bloomingdale, IL 60108
Tel 630.351.8912
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nikoh Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nikoh Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nikoh Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(1) (exemption provisions) and (2) Nikoh Securities Corporation stated that Nikoh Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Nikoh Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nikoh Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2018

Nikoh Securities Corporation

707 Skokie Boulevard, Suite 520
Northbrook, IL 60062

Assertions Regarding Exemption Provisions

We, as members of management of Nikoh Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(1)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Nikoh Securities Corporation

By:

____
Gary Hokin, President

January 31, 2018
____
Date